Exhibit 99.1

SCIENJOY HOLDING CORPORATION

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	175,428	26,191
Accounts receivable, net	206,307	378,452	56,501
Prepaid expenses and other current assets	165,409	84,570	12,626
Amounts due from related parties	1,059	1,052	157
Investment in marketable security	38,789	39,655	5,920
Total current assets	652,511	679,157	101,395

Property and equipment, net	1,674	2,147	321
Intangible assets, net	235,870	422,484	63,075
Goodwill	92,069	172,781	25,796
Long term investment	101,727	177,324	26,474
Long term deposits and other assets	1,152	1,209	180
Deferred tax assets	4,352	4,273	638
Right of use assets	-	11,158	1,666
Total non-current assets	436,844	791,376	118,150
TOTAL ASSETS	1,089,355	1,470,533	219,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,801	109,898	16,409
Accrued salary and employee benefits	24,533	12,229	1,826
Accrued expenses and other current liabilities	16,181	5,022	750
Current portion of contingent consideration – earn-out liability	10,638	12,901	1,926
Warrant liabilities	10,324	2,210	330
Income tax payable	8,282	10,043	1,499
Deferred revenue	65,405	122,324	18,262
Lease liabilities-current	-	4,597	686
Total current liabilities	221,164	279,224	41,688

Non-current liabilities
Deferred tax liabilities	58,746	61,945	9,248
Contingent consideration – earn-out liability	-	6,822	1,018
Lease liabilities-non-current	-	6,210	927
Total non-current liabilities	58,746	74,977	11,193
TOTAL LIABILITIES	279,910	354,201	52,881
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, 35,359,054 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2022, respectively*
Class A ordinary shares	140,196	437,076	65,253
Class B ordinary shares	13,041	23,896	3,568
Shares to be issued	128,119	-	-
Statutory reserves	31,775	35,759	5,339
Retained earnings	479,199	626,115	93,477
Accumulated other comprehensive income	17,115	17,681	2,640
Total shareholders’ equity	809,445	1,116,631	166,709

Non-controlling interests	-	(299)	(45)
Total equity	809,445	1,116,332	166,664
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,470,533	219,545

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	378,930	495,429	73,966	733,166	940,768	140,453
Livestreaming - time based virtual items revenue	8,570	6,917	1,033	17,668	14,382	2,147
Technical services and others	5,726	4,182	624	7,423	14,823	2,213
Total revenues	393,226	506,528	75,623	758,257	969,973	144,813
Cost of revenues	(313,297)	(413,376)	(61,715)	(598,189)	(762,345)	(113,815)
Gross profit	79,929	93,152	13,908	160,068	207,628	30,998
Operating expenses
Sales and marketing expenses	(1,480)	(452)	(67)	(2,584)	(1,036)	(155)
General and administrative expenses	(15,548)	(15,406)	(2,300)	(24,395)	(34,514)	(5,153)
Provision for doubtful accounts	(3,197)	(3,353)	(501)	(3,645)	(3,094)	(462)
Research and development expenses	(13,951)	(18,313)	(2,734)	(23,514)	(35,128)	(5,244)
Total operating expenses	(34,176)	(37,524)	(5,602)	(54,138)	(73,772)	(11,014)
Income from operations	45,753	55,628	8,306	105,930	133,856	19,984
Change in fair value of contingent consideration	35,323	6,050	903	23,545	10,790	1,611
Change in fair value of warrants liability	11,632	3,883	580	10,854	8,382	1,251
Change in fair value of investment	1,440	752	112	27,608	1,464	219
Interest income	693	755	113	1,431	1,251	187
Interest expense	(124)	(13)	(2)	(241)	(13)	(2)
Other income, net	102	26	4	102	86	13
Foreign exchange gain (loss), net	53	(513)	(77)	(40)	(453)	(68)
Income before income taxes	94,872	66,568	9,939	169,189	155,363	23,195
Income tax benefits (expenses)	(2,819)	807	120	(6,178)	(4,762)	(711)
Net income	92,053	67,375	10,059	163,011	150,601	22,484
Less: net loss attributable to noncontrolling interest	-	(299)	(45)	-	(299)	(45)
Net income attributable to the Company’s shareholders	92,053	67,674	10,104	163,011	150,900	22,529

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	1,234	602	90	748	566	85
Comprehensive income	93,287	67,977	10,149	163,759	151,167	22,569
Less: comprehensive loss attributable to non-controlling interests	-	(299)	(45)	-	(299)	(45)
Comprehensive income attributable to the Company’s shareholders	93,287	68,276	10,194	163,759	151,466	22,614

Weighted average number of shares
Basic	30,756,702	38,602,936	38,602,936	30,669,789	37,122,362	37,122,362
Diluted	30,756,702	38,602,936	38,602,936	30,669,789	37,122,362	37,122,362
Earnings per share
Basic	2.99	1.75	0.26	5.32	4.06	0.61
Diluted	2.99	1.75	0.26	5.32	4.06	0.61

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Shares*	Amount	issued	reserves	earnings	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	27,037,302	(96,349)	200,100	18,352	322,610	14,802	-	459,515
Net income	-	-	-	-	70,958	-	-	70,958
Issuance of shares for achievement of earnout target	3,540,960	200,100	(200,100)	-	-	-	-	-
Issuance shares for private placement	28,230	1,338	-	-	-	-	-	1,338
Appropriation to statutory reserves	-	-	-	4,912	(4,912)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(486)	-	(486)
Balance as of March 31, 2021	30,606,492	105,089	-	23,264	388,656	14,316	-	531,325
Net income					92,053			92,053
Issuance shares for private placement	80,000	2,838	-	-	-	-	-	2,838
Exercise of warrants	48,149	4,340	-	-	-	-	-	4,340
Exercise of Unit Purchase Option	110,000	9,112	-	-	-	-	-	9,112
Appropriation to statutory reserves	-	-	-	2,632	(2,632)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	1,234	-	1,234
Balance as of June 30, 2021	30,844,641	121,379	-	25,896	478,077	15,550	-	640,902

	Ordinary shares		Shares to be	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Shares*	Amount	issued	reserves	earnings	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	30,844,641	153,237	128,119	31,775	479,199	17,115	-	809,445
Net income	-	-	-	-	83,226	-	-	83,226
Issuance shares for Weiliantong Acquisition	3,898,511	148,283	-	-	-	-	-	148,283
Share base compensation	-	3,726	-	-	-	-	-	3,726
Appropriation to statutory reserves	-	-	-	4,196	(4,196)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(36)	-	(36)
Balance as of March 31, 2022	34,743,152	305,246	128,119	35,971	558,229	17,079	-	1,044,644
Net income	-	-	-	-	67,674	-	(299)	67,375
Issuance of shares for achievement of earnout target	3,540,960	128,119	(128,119)	-	-	-	-	-
Share base compensation	-	3,711	-	-	-	-	-	3,711
Appropriation to statutory reserves	-	-	-	(212)	212	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	602	-	602
Balance as of June 30, 2022	38,284,112	437,076	-	35,759	626,115	17,681	(299)	1,116,332
Balance as of June 30, 2022 (USD)	38,284,112	65,253	-	5,339	93,477	2,640	(45)	166,664

*	Ordinary shares and share data have been retroactively restated to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	USD
Cash flows from operating activities
Net income	163,011	150,601	22,484

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	356	529	79
Amortization of intangible assets	2,044	3,557	531
Provision for doubtful accounts	3,645	3,101	463
Loss from disposal of property and equipment	2	1	-
Deferred tax benefit	(286)	(629)	(94)
Change in fair value of contingent consideration	(23,545)	(10,790)	(1,611)
Change in fair value of warrant liabilities	(10,854)	(8,382)	(1,251)
Change in fair value of investment	(27,608)	(1,464)	(219)
Share based compensation	-	7,437	1,110
Amortization of right-of-use assets	-	2,219	331
Changes in operating assets and liabilities
Accounts receivable	(5,528)	(174,208)	(26,009)
Prepaid expense and other current assets	(11,226)	8,579	1,281
Long term deposits and other assets	(12)	79	12
Accounts payable	(21,303)	19,150	2,859
Deferred revenue	18,021	51,338	7,665
Accrued salary and employee benefits	(8,918)	(14,308)	(2,136)
Accrued expenses and other current liabilities	(2,334)	(22,374)	(3,340)
Income tax payable	3,837	1,761	263
Lease liabilities	-	(2,576)	(385)
Net cash provided by operating activities	79,302	13,621	2,033

Cash flows from investing activities
Cash acquired from acquisition	-	9,707	1,449
Payment for Weiliantong Acquisition	-	(13,800)	(2,060)
Payment for long term investment	(43,958)	(75,000)	(11,197)
Purchase of property and equipment and intangible assets	(578)	(890)	(133)
Net cash used in investing activities	(44,536)	(79,983)	(11,941)

Cash flows from financing activities
Net proceeds from private placement	15,284	-	-
Loan to related parties	12,310	-	-
Net cash provided by financing activities	27,594	-	-

Effect of foreign exchange rate changes on cash	(325)	843	127
Net increase (decrease) in cash and cash equivalents	62,035	(65,519)	(9,781)
Cash and cash equivalents at beginning of the year	224,768	240,947	35,972
Cash and cash equivalents at end of the year	286,803	175,428	26,191

Supplemental disclosures of cash flow information:
Income taxes paid	7,178	6,160	920

Supplemental non-cash investing and financing information:
Conversion of convertible notes and rights	13,452	-	-
Issuance of Class A ordinary shares for Weiliantong acquisition	-	148,283	22,138
Issuance of Class A ordinary shares for achievement of earnout target	200,100	117,264	17,507
Issuance of Class B ordinary shares for achievement of earnout target	-	10,855	1,621
Right-of-assets obtained in exchange for operating lease obligations	-	13,383	1,998

The accompanying notes are an integral part of these consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Scienjoy Holding Corporation (the “Company” or “Scienjoy”) through its subsidiaries, and variable interest entities(“VIE”) and its subsidiaries (collectively the “Group”) are principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”), which enable users to view and interact with broadcasters through online chat, virtual items and playing games. The primary theme of the Company’s platform is entertainment live streaming.

(a) Reverse recapitalization

On May 7, 2020, the Company, formerly known as Wealthbridge Acquisition Limited (“Wealthbridge”), consummated the transactions (the “SPAC Transaction”) contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of October 28, 2019, pursuant to which the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. and changed its name to Scienjoy Holding Corporation. Upon the closing of the Transaction, the Company acquired 100% of the issued and outstanding equity interests of Scienjoy Inc. in exchange for approximately in aggregated of 19.4 million Class A ordinary shares, including 3 million Class A ordinary shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc. (Note -2). Scienjoy Inc. was determined to be the accounting acquirer given that the original shareholders of Scienjoy Inc. effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Wealthbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Scienjoy Inc. for the net monetary assets of Wealthbridge, accompanied by a recapitalization. Scienjoy Inc. is determined as the predecessor, and the historical financial statements of Scienjoy Inc. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization.

(b) Reorganization

On January 1, 2018, Tongfang Investment Fund Series SPC (“TF”) completed the acquisition of a 65% equity interest in Sixiang Times (Beijing) Technology Co., Ltd (“Sixiang Times”) from NQ Mobile Inc. Through the acquisition of Sixiang Times, TF acquired a controlling position in Holgus Sixiang Information Technology Co., Ltd (“Holgus X”), Kashgar Sixiang Times Internet Technology Co., Ltd (“Kashgar Times”), Beijing Sixiang Shiguang Technology Co., Ltd (“SG”), Hai Xiu (Beijing) Technology Co., Ltd (“HX”) and Beijing Le Hai Technology Co., Ltd (“LH”).

On May 18, 2017, Scienjoy Inc. established its wholly owned subsidiary in Hong Kong, Scienjoy International Limited (“Scienjoy HK”), as a holding company holding all of the outstanding shares of Sixiang Wuxian (Beijing) Technology Co., Ltd (“WXBJ”) which was established in PRC on October 17, 2017 under the laws of the People’s Republic of China as a holding company holding all of the equity interest of Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”), which was incorporated on July 5, 2018.

Scienjoy Inc. established ZH (through WXBJ), as a holding company for purpose of holding all of the outstanding equity interest of Holgus X and Kashgar Times, as follows:

(i)	On July 18, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Holgus X was transferred to ZH.

(ii)	On July 24, 2018, Sixiang Times and ZH executed an equity transfer agreement. Pursuant to the agreement, 100% equity interest in Kashgar Times was transferred to ZH. In consideration of the transfer, the Company paid RMB10,000 to the former shareholders of Kashgar Times.

On November 16, 2018, Sixiang Times and other minority shareholders respectively entered into certain equity transfer agreements with Sixiang Huizhi (Beijing) Technology Culture Co., Ltd. (“HZ”) and Tianjin Sihui Peiying Technology Co., Ltd. (“SY”), and transfer 100% equity interest in SG to HZ, and transfer 100% equity interest in HX and LH to HZ and SY accordingly. Both HZ and SY were ultimately controlled by TF.

On January 28, 2019, HZ and SY executed equity transfer agreement with Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”). Pursuant to the agreement, 100% equity interest in SG, HX and LH were transferred to QY which is ultimately controlled by TF. In consideration of the transfer, Scienjoy Inc. paid RMB 32,000 to the former shareholders of SG, HX and LH.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Reorganization (continued)

On January 29, 2019, Scienjoy Inc., through its wholly owned subsidiary WXBJ, entered into a series of contractual arrangements (VIE Agreements) with QY and its respective shareholders, and in substance controlled all equity shares, risk and reward of SG, HX and LH through QY accordingly as a primary beneficiary of QY.

On January 29, 2019, Scienjoy Inc. completed its reorganization of entities under the common control of the founders. Scienjoy, Scienjoy HK, WXBJ and ZH were established as holding Companies. WXBJ holds 100% of equity interests of ZH which holds 100% of equity interest in Kashgar Times and Holgus X. WXBJ is the primary beneficiary of QY which holds 100% equity interest in SG, HX and LH. These transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

(c) Recent developments

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the six months ended June 30, 2022 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

On January 1, 2022, the Company closed an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), The Company acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280,000 (approximately US$43,800)

On January 4, 2022, the Company set up a new subsidiary, Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd. for general corporate purpose.

On January 25, 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100 (US$15).

On February 15, 2022, QYHN established a 51% owned subsidiary Hongcheng Huiying (Hangzhou) Technology Industry Development Co., Ltd. (“HCHY”) in Zhejiang, PRC to provide information technology service.

On April 7, 2022, Sixiang Qiyuan(Hangzhou) Culture Technology Co., Ltd (“QYHZ”) and its several wholly owned subsidiaries were established in Zhejiang, PRC to provide information technology service. QYHZ is controlled through contractual agreement in lieu of direct equity ownership by WXZH.

On April 28, 2022, Scienjoy HK established a wholly owned subsidiary Sixiang Wuxian (Zhejiang) Culture Technology Co. Ltd. (“WXZJ”) and its subsidiary Sixiang Zhihui(Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) in Zhejiang, PRC to provide information technology service.

On June 30, WXBJ established a wholly owned subsidiary Sixiang Yingyue (Shanghai) Technology Co., Ltd (“SXYY”), in Shanghai, PRC to provide information technology service.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(d) Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	March 2, 2017	Cayman Islands	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology
Sixiang ZhiHui (Hainan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology

VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Lixiaozhi (Chongqing) Internet Technology Co., Ltd. (“LXZ”) (a wholly owned subsidiary of SG)	July 18, 2018	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform
Zhihui QiYuan (Hainan) Investment Co., Ltd (“QYHN”) (a wholly owned subsidiary of QY)	March 2, 2021	The PRC	100%	Live streaming platform
Shanhai Weilan (Beijing) Technology Co., Ltd (“SHWL”) (a wholly owned subsidiary of SG)	September 27, 2021	The PRC	100%	Live streaming platform
Shihuai (Beijing) Technology Co., Ltd (“SH”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd.(“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in Scienjoy Inc.’s annual financial statements for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, and its VIE and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

(b) Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, fair value of warrant liabilities and contingent liability, allowance for doubtful accounts, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency

The functional currency of the Company is in US dollars and the functional currency of the Company’s subsidiaries and VIEs are Renminbi (“RMB”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.6981, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 180 days.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances for each account may require the Company to use substantial judgment in assessing its collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Long term investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Company adopted the new financial instruments accounting standard from January 1, 2020.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

(h) Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Fair value of financial instruments (continued)

Contingent consideration – earn-out liability

(i) Earn-out liability from SPAC transaction

In connection with SPAC transaction, the previous shareholders of Scienjoy Inc. may be entitled to receive earnout shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300 or RMB 190,000, the previous owners of Scienjoy Inc will be entitled to receive 3,000,000 Class A ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000 or RMB 235,000, the previous owners of Scienjoy Inc. will be entitled to receive 3,000,000 Class A ordinary shares of the Company. The Company met the two earnout criteria by December 31, 2020 and 2021, respectively.

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021
Risk-free interest rate	0.38%	0.38%
Share price	$6.22	$5.68
Probability	20% - 50%	20%-50%

(ii)	Earn-out liability from BeeLive acquisition

In connection with the acquisition of BeeLive in August 2020, the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336,600 in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460,600 in Year 2021, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580,900 in Year 2022, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021	June 30, 2022
Risk-free interest rate	0.38%	0.38%	2.49%
Share price	$6.22	$5.68	$3.27
Probability	20% - 50%	20% - 50%	20%-50%

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Fair value of financial instruments (continued)

(iii) Earn-out liability from Weiliantong acquisition

In connection with the acquisition of Weiliantong (Note 4), the previous shareholders of Weiliantong may be entitled to receive earnout shares as follows: (i) if the Weiliantong Company’s total annual revenue is no less than RMB280,000 in 2022,the previous shareholder will be entitled to received additional 10% of consideration( Class A ordinary shares) (“Weiliantong Earn-out Target 2022”); (ii) if Weiliantong total annual revenue is no less than RMB 360,000 in Year 2023, the previous shareholder will be entitled to received additional 10% of consideration (Class A ordinary shares); If the total annual revenue of Weiliantong Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the Weiliantong acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	January 1, 2022	June 30, 2022
Risk-free interest rate	0.39-0.73%	2.52-2.86%
Share price	$5.13	$3.27
Probability	20% - 50%	20% - 50%

As of December 31, 2021, the aggregated contingent considerations for the earn-out liabilities were approximate RMB10,600, including current portion of earn-out liability of RMB10,600.

As of June 30, 2022, the aggregated contingent considerations for the earn-out liabilities were approximate RMB19,700, including current portion of earn-out liability of RMB12,900 and non-current portion of earn-out liability of RMB6,800.

The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and June 30,2022. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2022
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	6,490	6,490
Earn-out liability from Weiliantong acquisition			13,233	13,233
	¥-	¥-	¥19,723	¥19,723

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Fair value of financial instruments (continued)

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
Earn-out liability from Weiliantong acquisition	-	-	-	-
Total	¥-	¥-	¥10,638	¥10,638

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share. On June 2, 2022, the 3,540,960 earn-out shares were issued.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2021 and the six months ended June 30, 2022. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021 and the six months ended June 30, 2022:

Balance
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Contingent consideration resulting from Weiliantong acquisition	19,875
Fair value change	(10,790)
Balance at June 30, 2022	¥19,723
Less: Contingent consideration – earn-out liability – non-current portion	(6,822)
Contingent consideration – earn-out liability –current portion	¥12,901

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Fair value of financial instruments (continued)

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7, 2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain in accordance with ASC 820.

The warrant liabilities were measured and recorded on a recurring basis. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021	June 30, 2022
Risk-free interest rate	0.38%	0.75%	2.87%
Share price	$6.22	$5.68	$3.27
Volatility	54%	53%	62%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	10,324
Fair value change	(8,382)
Exchange difference	268
Balance as of June 30, 2022	¥2,210

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Revenue recognition

On January 1, 2019, the Company adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not result in any adjustment on the Company’s consolidated financial statements, and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight-line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Revenue recognition (continued)

Technical Services and others

The Company generated technical revenues and others from providing technical development, advisory and others, which accounts for only approximately 1% or less of revenue for the six months ended June 30, 2021 and 2022. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when services were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD
Live streaming - consumable virtual items revenue	733,166	940,768	140,453
Live streaming - time based virtual item revenue	17,668	14,382	2,147
Technical services	7,423	14,823	2,213
Total revenue	758,257	969,973	144,813

As of June 30, 2022, we operated four brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongren Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD
Showself	285,701	282,856	42,229
Lehai	109,895	130,411	19,470
Haixiu	166,117	167,450	25,000
Beelive	189,121	243,522	36,357
Hongren	-	130,911	19,544
Technical services	7,423	14,823	2,213
TOTAL	758,257	969,973	144,813

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received.

(k) Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (v) user acquisition costs (vi) payment handling costs, and (vii) other costs.

(l) Research and development expenses

Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2021 and June 30, 2022.

(m) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB2,602 and RMB1,061 (US$ 158) for the six months ended June 30, 2021 and 2022, respectively.

(n) Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were RMB6,515 and RMB9,272 (US$ 1,384) for the six months ended June 30, 2021 and 2022, respectively.

(o) Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of December 31, 2021 and June 30, 2022. As of December 31, 2021 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(q) Statutory reserves

The Company’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Company. Appropriation to the staff bonus and welfare fund is at the Company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the Company’s entities registered as PRC domestic companies must take appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund are liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(r) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the six months ended June 30, 2021 and 2022, there was no dilutive shares.

(s) Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning January 1, 2020. The ASU requires a modified retrospective adoption method. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

 In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Recent accounting pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU became effective for the Company’s annual and interim periods beginning in January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the guidance for certain financial instruments with characteristics of both debt and equity, including convertible instruments and contracts on an entity’s own equity, by reducing the number of accounting models for convertible instruments. It also amends guidance in ASC Topic 260, Earnings Per Share, relating to the computation of earnings per share for convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2021, with early adoption permitted for fiscal years that begin after December 15, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2021 and June 30, 2022, RMB238,792 and RMB172,616 (US$25,771), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(b) Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c) Significant customers

For the six months ended June 30, 2021 and 2022, no customer individually represents greater than 10% of the total revenue.

(d) Significant suppliers

For the six months ended June 30, 2021, one vendor accounted for 26.3% of the Company’s total purchases. As of June 30, 2021, one vendor accounted for 10.9% of the Company’s accounts payable. For the six months ended June 30, 2022, one vendor accounted for 10.4% of the Company’s total purchases. As of June 30, 2022, one vendor accounted for 11.1% of the Company’s accounts payable.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION

4.1 Acquisition of Weiliantong

On December 29, 2021, the Company entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, the Company, or its affiliates designated by the Company, acquires all of the outstanding equity interests of (i) Weiliantong from its shareholder Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

Pursuant to the Framework Agreement, the Acquisition requires both cash and share considerations (the “Considerations”). The Company is required to pay RMB180,000 in its Class A ordinary shares, consisting of (1) the shares consideration of RMB20,800 to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and (ii) the shares consideration of RMB159,200 in its Class A ordinary shares to Wolter Global (the “Wolter Global Share Consideration”). 20% of the Wolter Global Share Consideration are subject to certain performance conditions (i.e., earn-out provisions) and requirements over the following two years (earn-out arrangement). The Company is also required to pay cash consideration of RMB13,800 cash to Yieryi. The total fair value of the Considerations was determined at RMB181,958, based on a valuation performed by an independent valuation firm engaged by the Company.

In addition, the Company is required to repay Weilianton’s loan payable in aggregated of RMB86,200 on behalf of Weilianton, consisting of RMB77,400 loans payable to Yieryi and RMB8,800 loan payable to a third party.

The objective of the Acquisition is to support the Company’s strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding the NFT business scope. The Acquisition was closed on January 1, 2022.

The Acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	USD
Cash acquired	9,497	1,418
Accounts receivable, net	937	140
Prepaid expenses and other current assets	893	133
Deferred tax assets-current	6,163	920
	17,490	2,611

Property and equipment, net	163	24
Intangible assets, net	190,021	28,369
Long term deposits and other non-current assets	136	20
Goodwill	75,742	11,308
Total assets	283,552	42,332

Current liabilities	101,594	15,168
Total liabilities	101,594	15,168
Total consideration	181,958	27,164

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION (CONTINUED)

4.1 Acquisition of Weiliantong (continued)

The intangible assets are mainly attributable to Trademark and license as well as software acquired through the acquisition, which are generally amortized over 5-10 years, except that the license acquired for Weiliantong platform is determined to have an infinite useful life and is not subject to amortization.

Weiliantong began its business since 2015. The following table summarizes unaudited pro forma results of operations for the six months ended June 30, 2021, assuming that acquisition of Weiliantong occurred as of January 1, 2021. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	For the Six months ended June 30, 2021	For the Six months ended June 30, 2021
	(Unaudited)	(Unaudited)
	RMB	USD
Pro forma revenue	845,854	126,283
Pro forma gross profit	172,097	25,693
Pro forma income from operations	111,598	16,661
Pro forma net income	168,465	25,151

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

4. ACQUISITION (CONTINUED)

4.2 Acquisition of Chuangda Huizhi

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB10 (the “CDZH acquisition”). The consolidated operating results of CDZH for the years ended December 31, 2021 were not significant to the Company. The Company believes the CDZH acquisition will help to enrich the Company’s product line, expand its user base and capitalize on the growth potential in the live streaming market. The CDZH acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

	Amount
	RMB	USD
Cash acquired	168	25
Accounts receivable, net	97	14
Prepaid expenses and other current assets	15	2
Amounts due from related parties	6,563	980
	6,843	1,021

Intangible assets, net	100	15
Goodwill	4,971	742
Total assets	11,914	1,778

Current liabilities	11,814	1,764
Total liabilities	11,814	1,764
Total consideration	100	14

The intangible assets are mainly attributable to a license acquired through the acquisition, which are generally amortized over 6 years.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Accounts receivable	208,522	383,814	57,302
Less: allowance for doubtful accounts	(2,215)	(5,362)	(801)
Accounts receivable, net	206,307	378,452	56,501

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Balance, beginning of year	3,813	2,215	331
Additions (recovery)	(1,592)	3,094	462
Exchange difference	(6)	53	8
Balance, end of year	2,215	5,362	801

Four unrelated distributors accounted for 34.4%,14.7%,12.1% and 11.0% of the Company’s accounts receivable as of June 30, 2022, respectively. Two unrelated distributors accounted for 23.7% and 20.6% of the Company’s accounts receivable as of December 31, 2021, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
VAT recoverable	12,454	10,547	1,575
Prepaid expense	8,553	8,796	1,313
Prepayment for property and equipment	19,000	19,000	2,837
Investment disposal receivable (1)	30,000	30,000	4,479
Advance to Weiliantong (2)	86,858	-	-
Loan receivable (3)	8,000	15,000	2,239
Other receivables	544	1,227	183
Prepaid expenses and other current assets, net	165,409	84,570	12,626

(1)	The Company invested RMB 30,000 in Tianjing Yieryi Technology Co., Ltd (“TJ YEY”) for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021 (Note 17), one of the shareholders of Yieryi bought such equity interest back from the Company for RMB 30,000.

(2)	As of December 31, 2021, the balance represented advance of RMB 86,858 to Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”) related to the acquisition (Note 17), which was offset against acquisition consideration as of June 30, 2022.

(3)

On October 20, 2021, the Company lent RMB80,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from October 20, 2021 to December 31, 2022 with annual interest rate of 2.4% from October 20, 2021 to December 31, 2021 and annual interest rate of 6.0% from January 1, 2022 to December 31, 2022.

On April 11, 2022, the Company lent RMB7,000 to Jiada Hexin (Beijing) Technology Co., Ltd for working capital purpose. The loan was from April 11, 2022 to December 31, 2023 with annual interest rate of 2.4% from April 11, 2022 to December 31, 2022 and annual interest rate of 6.0% from January 1, 2023 to December 31, 2023.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

7. LONG TERM INVESTMENT

	Equity investments accounted for using the equity method(ii)	Cost method investments without readily determinable fair value(i)	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	72,002	29,725	101,727
Additions	75,000	-	75,000
Share of loss in equity method investee	597	-	597
Disposal	-	-	-
Impairment	-	-	-
Balance as of June 30, 2022	147,599	29,725	177,324
Balance as of June 30, 2022 (USD)	22,036	4,438	26,474

(i)

Investments of RMB 29,725 included the following items:

Investments of RMB 5,000 represented 1.76% equity investment in privately-held entity (“Zhejiang Qusu Technology Co., Ltd” or “QS”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On May 27, 2021, the Company invested RMB 10,000 for 4.44% equity interest in Qingdao Weilai JingChanye Investment Fund LP (“QD”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On March 8, 2021, the Company invested RMB 8,000 for 13.79% equity interest in Jiada Hexin (Beijing) Technology Co., Ltd. (“Jiada”), in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB 2,925 for 19.50% equity interest in Liujiaoshou Drink Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

On December 8, 2021, the Company invested RMB 3,800 for 19.00% equity interest in Beijing Dunengmaihuo Culture Media Co., Ltd., in which the Company does not have significant influence and such investment do not have readily determinable fair values.

(ii)	On October 9, 2021, the Company signed an investment agreement to invest up to RMB 150,000 into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power. As of December 31, 2021, the Company invested RMB 75,000 into Qingdao LLP and the company had shares of loss of RMB 2,998 for the year ended December 31, 2021. For the six months ended June 30, 2022, the Company further invested RMB 75,000 into Qingdao LLP and had shares of income of RMB 597.

As of June 30, 2022, the Company believes there was no material market environment change or any other factor that indicating the fair value of the above investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. LONG TERM DEPOSITS AND OTHER ASSETS

Long term deposits and other assets consist of the following:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Rent deposits	418	940	140
Advertising deposits	734	269	40
Long term deposits and other assets	1,152	1,209	180

9. RIGHT OF USE ASSETS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

On January 1, 2022, the ROU assets and related lease liabilities recognized were both RMB13,383. Total lease expense for the six months ended June 30, 2021 and 2022 amounted to RMB 2,775 and RMB 2,921, respectively.

Supplemental balance sheet information related to operating leases was as follows:

June 30, 2022
RMB
Right-of-use assets, net	11,158

Operating lease liabilities - current	4,597
Operating lease liabilities - non-current	6,210
Total operating lease liabilities	10,807

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.50 years
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities as of June 30, 2022:

Twelve months ending June 30,	RMB
2023	4,979
2024	4,297
2025	2,118
Total future minimum lease payments	11,394
Less: imputed interest	587
Present value of lease liabilities	10,807

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. INCOME TAXES

Enterprise income tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Cayman Islands

Under the current laws of the Cayman Islands, the subsidiary of the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC

The Company’s subsidiaries and the VIE that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIE are subject to a CIT statutory rate of 25%.

 Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2024. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2022. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2023. CX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2021.The HNTE certificate of CX expired in July 2021.

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2020, an enterprise which established in region of Holgus X and Kashgar Times is entitled to a preferential tax rate of 0% in five consecutive years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for tax-exempt from 2017 to 2021. Kashgar Times qualifies for the conditions and entitled for tax-exempt from 2016 to 2020. Holgus H qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. Kashgar Lehong qualifies for the conditions and entitled for tax-exempt from 2020 to 2025. For the six months ended June 30, 2021 and 2022, total tax saving for the preferential tax rate were RMB 39,733 and RMB36,295 (US$5,419), respectively, the impacts on basic EPS were RMB1.3 and RMB1.0 (US$0.1), respectively, and the impacts on dilutive EPS were RMB1.3 and RMB1.0 (US$0.1), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. INCOME TAXES (CONTINUED)

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the six months ended June 30, 2021 and 2022, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2022.

The income tax expenses comprise:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Current income tax expense	64,64	5,391	805
Deferred income tax expense (benefit)	(286)	(629)	(94)
Income tax expenses	6,178	4,762	711

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the six months ended June 30, 2021 and 2022 is as follows:

	For the six months ended June 30,
	2021	2022
Income tax computed at PRC statutory tax rate	25.0%	25.0%
Effect of tax-preferential entities	(23.5)%	(23.4)%
Non-deductible expenses	2.2%	1.5%
Income tax expense	3.7%	3.1%

The components of deferred taxes are as follows:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	171	450	67
Net operating losses carried forward	4,181	3,823	571
	4,352	4,273	638

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2021 and June 30, 2022 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax liabilities
Intangible assets acquired through acquisition	58,746	61,945	9,248
	58,746	61,945	9,248

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

11. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board

Sixiang Times (Beijing) Technology Co., Ltd.	Where the Company’s executive is one of the major shareholders

Lavacano Holdings Limited	Where Mr. He Xiaowu acted as director

ENMOLI INC	Where Mr. He Xiaowu acted as director

Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Controlled by a direct relative of CEO

For the six months ended June 30, 2021 and 2022, significant related party transactions were as follows:

		For the six months ended June 30,
		2021	2022	2022
		RMB	RMB	USD
Sixiang Times (Beijing) Technology Co., Ltd.	Rental and service fees	531	-	-
ENMOLI INC	Interest expense	241	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership)	Interest income	211	-	-

As of December 31, 2021 and June 30, 2022, the amounts due from related parties are as follows:

	As of December 31,
	2021	As of June 30,
	RMB	RMB	USD
Amount due from related parties
Lavacano Holdings Limited	7	-	-
Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). (1)	1,052	1,052	157
Total	1,059	1,052	157

1)	The balance represented loan receivable balance from Dingsheng Taifu (Tianjin) Business Information Consulting Partnership (Limited Partnership). The loan was interest free and due on December 31, 2022.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no-par value Class A ordinary shares and 2,925,058 Class B ordinary shares. As of December 31, 2019, there was 2,461,983 Class A ordinary shares remain issued and outstanding. After redemption of 212,633 Class A ordinary shares prior to the SPAC transaction on May 7, 2020, the number of outstanding Class A ordinary shares became 2,249,350. In connection with the SPAC Transaction, the Company issued approximately 19.4 million Class A ordinary shares including 3 million shares as part of earn-out consideration that was issued to the previous owners of Scienjoy Inc.

At the closing of the SPAC Transaction, a convertible promissory note of RMB4,038 (US$619) with the related rights previously issued to the shareholder’s of Scienjoy, Inc. was automatically converted into 63,250 Class A ordinary shares.

At the closing of the SPAC Transaction, the Company issued 402,983 Class A ordinary shares to settle deferred underwriting commission of RMB14,131 (US$ 2,166) in connection of the Company’s initial public offering on February 8, 2019. The effective conversion price was US$ 5.0 per Class A ordinary shares based on the volume weighted average price of the Company’s Class A ordinary shares prior to the SPAC Transaction, as a result, the fair value of Class A ordinary shares issued approximated the carrying value of deferred underwriting commission payable settled.

Prior to the SPAC Transaction, the Company issued certain Public Rights and Private Rights in connection with its previous initial public offering and private placement. All these outstanding public rights and private rights were converted into 602,000 Class A ordinary shares upon the completion of the SPAC Transaction.

Prior to the closing of the SPAC Transaction, the Company issued 533,000 Class A ordinary shares to the financial advisors and underwriter with fair value of RMB18,713 (US$ 2,868) based on share price of U$5.0 per ordinary share at the time of the transaction.

In connection of the acquisition of BeeLive, the Company issued 3,786,719 Class A ordinary shares to the original shareholders of BeeLive as 70% of total RMB250 million (or equivalent to RMB175 million) worth share consideration (Note 4), which was calculated based on US$ 6.68 per share based on the 15 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB175 million (US$ 26.8 million) as part of the purchase consideration.

For the year ended December 31, 2021 the Company issued 108,230 Class A ordinary shares to White Lion Capital LLC. The gross proceeds were RMB664,670.

On November 8, 2021, the Company’s 2021 annual general meeting of shareholders (the “AGM”) approved the following shareholders’ resolutions: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine Holdings Limited have been converted into 2,626,058 Class B ordinary shares.

In connection of the acquisition of Weiliantong, the Company issued 3,898,511 Class A ordinary shares to the original shareholders of Weiliantong of total RMB159,200 worth share consideration (Note 4), which was calculated based on US$5.13 per share based on the 15 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB127,000 (US$ 19,000) as part of the purchase consideration.

As of June 30, 2022, the Company had 35,359,054 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants

As of December 31, 2021, there were 6,023,700 warrants outstanding and exercisable, consisting of 5,653,700 public warrants issued in connection with the Company’s initial public offering and 370,000 private warrants issued for a private placement simultaneously with the closing of the initial public offering. Two warrants are exercisable for one Class A ordinary shares. All these warrants were issued and outstanding before the SPAC Transaction and no warrants have been exercised for the six months ended June 30, 2022.

The Public Warrants became exercisable upon the completion of the SPAC Transaction on May 7, 2020 with exercise price of US$11.5 per full share. The Public Warrants will expire five years from February 5, 2019 (or February 5, 2024).

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”. The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. The Public Warrants may only be exercised for a whole number of shares, meaning that the Public Warrants must be exercised in multiples of two. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

The private warrants are identical to the public warrants with the exercise price of US$ 11.5 per full share and expiration by February 4, 2024, except that the private warrants and the Class A ordinary shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until after the completion of the SPAC Transaction, subject to certain limited exceptions. The private warrants may only be exercised for a whole number of shares, meaning that the private warrants must be exercised in multiples of two. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants (continued)

A summary of warrants activity for the six months ended June 30, 2022 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2020	6,020,000	3.1 years	February 4, 2024
Additional warrants upon exercise of UPO	100,000
Exercised	(96,300)
Balance of warrants outstanding as of December 31, 2021	6,023,700	2.1 years	February 4, 2024
Exercised	-
Balance of warrants outstanding as of June 30, 2022	6,023,700	1.6 years	February 4, 2024
Balance of warrants exercisable as of June 30, 2022	6,023,700	1.6 years	February 4, 2024

As of June 30, 2022, the Company had warrants exercisable for 3,011,850 Class A ordinary shares with weighted average life of 1.6 years and expired on February 4, 2024.

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 110,000 shares. As of June 30, 2022, the Company had UPO units exercisable for 530,000 Class A ordinary shares with weighted average life of 1.6 years and expiring on February 5, 2024.

Liability Classified Warrants

All of the Company’s outstanding warrants contain a contingent cash payment feature and therefore were accounted for as a liability and are adjusted to fair value at each balance sheet date. The change in fair value of the warrant liability is recorded as change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss (Note 2).

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. SHAREHOLDERS’ EQUITY (CONTINUED)

The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1,286,000, or $2.98 per Unit, using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.44% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the Class A ordinary shares underlying such units, the rights included in such units, the Class A ordinary shares that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price.

Dividend

Prior to the SPAC Transaction, Scienjoy Inc. declared a dividend of approximately RMB 333,090 by July 2018, of which approximately RMB228,500 (US$33,200) was paid in 2018 and approximately RMB104,590 (US$15,023) was subsequently paid in 2019, respectively.

Shares to be issued

As of December 31, 2020, the earn-out liability related to SPAC Earn-out Target 2020 and Beelive Earn-out Target 2020 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB200,100 as shares to be issued in the equity of the Company. On March 25, 2021, the Company issued 3,540,960 Class A ordinary shares for this achievement of earnout target.

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, there was 3,540,960 earn-out shares required to be issued and the Company classified the related portion of earn-out liability in aggregated of RMB128,119 as shares to be issued in the equity of the Company. On June 2, 2022, the Company issued 3,240,960 Class A ordinary shares and 300,000 Class B ordinary shares for this achievement of earnout target.

On June 2, 2022, the Company agreed to issue 1,024,792 shares to employees who achieved performance goals, the Company has not issued the above 1,024,792 shares as of June 30, 2022.

On June 30, 2022, the Company agreed to issue 239,322 shares to employees who achieved performance goals, the Company has not issued the above 239,322 shares as of June 30, 2022.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Financial Officer as Authorized Officer of ESOP Committee. The ESOP Committee approved the granting of 2,048,690 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2021, 2,053,783 RSU were issued and outstanding. 20,768 RSU was forfeited and 1,264,114 RSU was vested during six months ended June 30, 2022. As of June 30, 2022, 768,901 RSU were outstanding.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

13. STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2021 and June 30, 2022, the Company had appointed RMB31,755 and RMB35,759 (US$5,339), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021 and June 30, 2022, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB240,092 and RMB411,889 (US$61,493).

14. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2021 and June 30, 2022.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

15. SUBSEQUENT EVENTS

Management evaluated subsequent events of the Company through September 15, 2022, the date the 6K containing unaudited condensed consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition.